

SUPPL

LEGAL PAPERS

Electric Interconnection

~~Interconexión Eléctrica S.A. E.S.P.~~

American Depositary Receipts (Level I)

November 2004

Submission Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended

File No. ~~82-34774~~ 82-34786

dlw 1/31

SIDLEY AUSTIN BROWN & WOOD LLP

787 SEVENTH AVENUE

NEW YORK, N.Y. 10019

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
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GENEVA
HONG KONG
LONDON

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER
(212) 839-5838

WRITER'S E-MAIL ADDRESS
jemiller@sidley.com

November 8, 2004

BY HAND

Office of International Corporate Finance
Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Interconexión Eléctrica S.A. E.S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of August, September and October of Year 2004 – "Informacion Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission.

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission.

2. Document from the Issuer to the Colombian Securities Commission, relating to the submission of other relevant information reported on August 31, 2004, and provided in connection with certain standby letters of credit issued to guarantee the obligations of

Interconexión Eléctrica ISA Peru and Interconexión Eléctrica ISA Bolivia, each an affiliate of the Issuer.

3. Publication dated September 14, 2004 by Standard & Poor's, a Division of The McGraw-Hill Companies, Inc., reporting its 'BBB' local currency and 'BB' foreign currency ratings on the Issuer.

4. Document from the Issuer to the Colombian Securities Commission in connection with a guarantee granted for the benefit of Red de Energía de Peru, an affiliate of the Issuer.

5. Document from the Issuer dated October 6, 2004, to the Colombian Securities Commission, in connection with a certain guarantee granted for the benefit of Flycom Telecomunicaciones S.A., an affiliate of the Issuer.

6. Chart from the Issuer containing information regarding 124 claims for which service of process has been served as of July 31, 2004 in connection with the application of certain CREG Resolutions.

Information for the Quarter ended on September 30, 2004.

7. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of July 2004, regarding placement of securities by the Issuer in the primary market.

8. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of August 2004, regarding placement of securities by the Issuer in the primary market.

9. Letter from the Issuer to the Colombian Securities Commission, submitting the monthly report of September 2004, regarding placement of securities by the Issuer in the primary market.

10. Brief Statement of Interim Financial Results for three month period ended September 30, 2004, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188.

11. Preliminary unaudited Income Statement and Balance Sheet of the Issuer for the period ended September 30, 2004.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5838 or by email at jemiller@sidley.com with any further questions or comments you may have.

Sincerely yours,

Janet E. Miller

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Gilberto E. Sanclemente
Oscar Tutasaura

OTHER RELEVANT INFORMATION

AUGUST-SEPTEMBER-OCTOBER 2004

Entity : INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
21/10/2004	07:57:47	Project of Earnings and Losses approved by the Stockholders' Meeting	In line with the COL$92,193 million earnings and reserves distribution approved by the Stockholders' Meeting, today starts the year's third dividend payment in the amount of COL$24 to each of the 960,341,683 outstanding common shares.	N/A
06/10/2004	17:40:26	Posting of bonds and guarantees in favor of third parties	ISA posted guarantee (effective 27/09/2016) for $3,300 million to secure payment by its affiliate Flycom under infrastructure leasing agreement subscribed between Flycom and Leasing de Crédito S.A.	See attachment
06/10/2004	12:43:41	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during May of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
05/10/2004	16:36:17	Posting of bonds and guarantees in favor of third parties	Addition to Other Additional Information as of 01/10/2004: Board of Directors meeting No. 587 of August 23, 2002 approved posting of annual guarantee for loan granted to REP to secure its financing.	N/A
01/10/2004	07:59:53	Posting of bonds and guarantees in favor of third parties	Guarantee for USD$914,250 (effective 02/09/2005) was issued to secure REP's debt service payment to Banco Continental and Banco de	See attachment


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

			Credito de Peru syndicate.	
24/09/2004	17:01:33	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 28-09-2004, by which agreement a beneficial owner has agreed to purchase 80,452 ISA shares at market price.	N/
24/09/2004	17:01:33	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 28-09-2004, by which agreement a beneficial owner has agreed to purchase 80,452 ISA shares at market price.	N/A
14/09/2004	16:55:53	Issuer's financial issues	International risk rating firm Standard & Poor's affirmed its BBB local currency and BB foreign currency ratings on Interconexión Eléctrica S. A. E. S. P. corporate credit.	See attachment
10/09/2004	13:40:54	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during August of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
07/09/2004	18:03:50	Posting of bonds and guarantees in favor of third parties	In answer to the Colombian Securities and Exchange Commission request for information No. 20049-226 of September 6 regarding bonds posted, attached is a supplement to other relevant information as of August 31, 2004.	See attachment
31/08/2004	18:03:18	Posting of bonds and	Guarantee for US$852,973, effective 29/08/2005, was	N/A


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

		guarantees in favor of third parties	issued to secure payment of IFC and FMO loan's debt service by affiliate ISA Peru.	
31/08/2004	18:02:56	Posting of bonds and guarantees in favor of third parties	Under ISA Bolivia Project, US$2,535,515.13 guarantee was extended from 18/08/2004 to 30/11/04 to secure payment of conducting cable to PROCABLES S.A.	N/A
31/08/2004	18:02:32	Posting of bonds and guarantees in favor of third parties	Under ISA Bolivia Project, guarantee (effective 30/09/2004) for US$6,241,500 was posted to secure payment of structures to ABB.	N/A
05/08/2004	07:59:08	Issuer's legal issues	In July of 2004 process of a nullity and redress claim was served by EMGESA against the State (Ministry of Mines), CREG and ISA, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge). Attached is an updated summary.	See attachment

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the Summary of Other Relevant Information.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 21, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


ISA Interconexión Eléctrica S.A. E.S.P.

ADDITION TO OTHER RELEVANT INFORMATION AS OF AUGUST 31, 2004

Subject: Granting of collaterals, bonds and guarantees in favor of third parties

GENERAL CONSIDERATIONS FOR GRANTING OF GUARANTEES

According to article 58 of the Company's Articles of Incorporation, the Corporation may not become guarantor of third party's liabilities, except those guaranteeing its affiliate or subsidiary companies up to the percentage of its capital participation, for liabilities incurred by them with financial institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors.

The guarantees mentioned were granted in benefit of Interconexión Eléctrica ISA PERU and Interconexión Eléctrica ISA BOLIVIA, two ISA's affiliates that are being financed through "Project Finance". Since the projects are still under construction no revenues are currently earned thus becoming necessary to obtain the support of the parent company.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

For this reason, ISA considered appropriate to grant guarantees to the above-mentioned affiliates in order to reduce their financial costs and mitigate the risks of suppliers and contractors which will in turn result in better contractual terms for the companies and improved returns for the affiliates and ISA as well.

In compliance with the provisions of the Colombian Securities and Exchange Commission, the establishment of guarantees is published as Other Additional Information on ISA's web page: www.ISA.com.co - Code of Good Governance – ISA and its finances- guarantees, are described all guarantees and securities granted by ISA to its affiliates (*sic*).

ESTABLISHMENT OF GUARANTEE IN FAVOR OF ISA PERU

"US$852,973 guarantee to secure payment of IFC and FMO loan's debt service by affiliate ISA Peru"

ISA Peru obtained a US$40,500,000 14-year facility from the following financial institutions:

International Finance Corporation:	18,000,000
FMO	10,500,000
Commercial Banks Syndicate	12,000,000

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

To guarantee debt service payment, ISA undertook to establish a standby letter of credit for the amount of the debt service during six months. The letter of credit will not be made effective as long as ISA Peru pays its debt service under current terms. Accordingly, ISA ordered the issuing of a standby letter of credit in favor of CitiBank Lima in the amount of US$852,973, and it will continue to do so every six months until the final maturity date for the above-mentioned loans. It has to be noted that, as the loans are amortized, the value of the guarantee decreases proportionally.

It is necessary to point out that as long as ISA Peru conducts normal operations, which is the most probable scenario, and the scenario on which ISA decided to invest in Peru given the good terms granted in the license and concession contract, the solid regulation applicable to the energy transmission sector, and the good economic and business conditions existing in the country, this operation's impact on ISA is limited to the cost of issuing the letter of credit. ISA Peru started operations in June of 2002 and so far has complied satisfactorily with all its commitments.

Such guarantee constitutes a contingency that will only materialize for ISA in the event of default by affiliate ISA Peru, and it is recorded as a note to the financial statements of ISA.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ESTABLISHMENT OF GUARANTEES IN FAVOR OF ISA BOLIVIA

"Under ISA Bolivia Project, US$2,535,515.13 guarantee was extended from 18/08/2004 to 30/11/04 to secure payment of conducting cable to PROCABLES S.A."

"Under ISA Bolivia Project, guarantee (effective 30/09/2004) for US$6,241,500 was posted to secure payment of structures to ABB".

Regarding affiliate ISA Bolivia, it is necessary to expand on the following issues:

ISA was selected as Qualified Proponent in International Invitation to Bid SE-LDT-001-2002 of the Electricity Superintendence of Bolivia, and was awarded the construction of the Santivañez-Sucre, Sucre-Punutuma, and Carrasco-Urubó transmission lines. Construction must be completed not later than August 25, 2005, and concession was granted for a 30-year term. For the execution of the project, ISA established the corporation ISA Bolivia; however, as Qualified Proponent and Awardee, ISA is committed and bound to the Bolivian State to carry out the construction and operation of the project.

Under the project, two EPC (Engineering, Procurement and Construction) contracts have been subscribed, one with Siemens for the procurement of Substations, and another with the consortium Alston, Eléctricas de Medellín and


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Ingelec for the construction of the lines. Since ISA Bolivia is currently in its construction stage, it is not subject to credit risk; therefore, ISA must become guarantor of its liabilities in order to obtain appropriate contractual terms and lower financial expenses.

For that reason, the EPC contract with the consortium provides that "...ISA Bolivia will establish, either directly or through one of its shareholders, letters of credit for a term not longer than one year in favor of the suppliers that the contractor may determine..." Accordingly, ISA has guaranteed the letters of credit ordered by ISA Bolivia for the procurement of materials by Procables S. A. and ABB.

Amount of the Letters of Credit:

- 51% of CIF value of the conducting cable equal to US$2,535,515.13
- 51% of CIF value of the metal structure equal to US$6,241,500.00

Term: Until delivery of supplies plus forty-five additional days, that is: until 30/11/04 for the procurement of the conducting cable, and until 30/09/04 for the procurement of the conducting cable *(sic)*.

Interest Rate: No interest rate since the term is the delivery date.

Currency: The currency in which the supplies have been priced. Guarantees are denominated in United States Dollars.

Additional Guarantees: No additional guarantees have been granted to suppliers.

ISA'S CONSIDERATION FOR GUARANTEEING THE LOANS

ISA's consideration is to ensure reception of materials and equipment necessary for the construction of Peru and Bolivia projects. Once construction is ensured, ISA will be able to obtain the best long-term financing rates and terms available with multilateral and commercial banking.

Regarding affiliates ISA Peru and ISA Bolivia, it is necessary to mention that as long as they have leverage to obtain good prices from suppliers and adequate financial terms from financers, their projects' return will be enhanced, in turn benefiting ISA, through its dividends and increased investment value.

EFFECT OF GUARANTEES POSTED ON THE CORPORATION'S FINANCIAL STATEMENTS

The posting of the guarantees has no effect whatsoever on the financial statements of the corporation, since for due control and monitoring, and in compliance with current legal provisions, they are recorded as Creditor


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Memorandum Accounts and disclosed in the Notes to the Financial Statements in the Company's Annual Report presented to the Stockholders.

Investing more in Life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in seven pages of the Addition to Other Relevant Information.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 18, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


LATIN AMERICAN RATINGS

Publication date: 14-Sep-2004
Reprinted from RatingsDirect

Interconexion Electrica S.A. E.S.P. (ISA)

Credit Analysts: Fabiola Ortiz, Mexico City (52) 55-5081-4449; Santiago Carniado, Mexico City (52) 55-5081-4413

Corporate Credit Rating

Local currency	BBB/Stable/--
Foreign currency	BB/Stable/--

Debt maturities:
2004 $16 mil.
2005 $90.7 mil.
2006 $109.2 mil.
2007 $39.3 mil.
2008 and thereafter $441 mil.

Corporate Credit Rating History

	Local Currency	Foreign Currency
Sept. 21, 1999	BBB+	BB+
May 24, 2000	BBB	BB

Major Rating Factors

Strengths:

- Dominant position in Colombia's National Transmission System
- Natural monopoly in the markets it serves
- Stable source of revenues
- Adequate financial flexibility

Weaknesses:

- Operating in the economic and political environment of Colombia
- Foreign exchange risk, somewhat mitigated by the use of hedging instruments

Rationale

The ratings on Interconexión Eléctrica S.A. E.S.P. (ISA) reflect the risks of operating in the economic and political environment of Colombia and the risk of foreign exchange. These risks are mitigated by ISA's dominant position in Colombia's National Transmission System (STN) and the company's ownership and operation of approximately 80% of the country's transmission through the grid owned by its subsidiary, Transelca, making it of strategic importance for the Republic of Colombia.

The existing system is a natural monopoly. In the past, the government has tried to introduce more competition into the system by putting out new transmission lines for bid; however, ISA's capabilities (technical and financial) allow it to win the projects. In 2004, ISA won the biddings to build and operate about 1,000 km. This will increase ISA's participation in the STN. The projects won by ISA that will interconnect the center of the country with the Atlantic Coast were Primavera-Bacatá (UPME01) and Primavera-Bolivar (UPME02). The total investment will be about US$258 million (30% ISA equity, and 70% multilateral credit and credit export agencies). It is expected that the projects will start operations in October 2007.

During the second quarter of 2004, 90% of ISA's total operational income came from network utilization, providing stability to the company's revenues. Moreover, the revenues are not affected by changes in volume sales or electricity prices because the revenues are linked to asset values and their replacement costs.

Debt leverage continued to decrease to 42% as of December 2003 from 46% in the previous year. Funds-from-operations to debt shows a decrease to 15% as of December 2003 from 21% as of December 1999. Foreign exchange risk is somewhat mitigated due to the use of hedging instruments, such as forwards and swaps. Funds-from-operations interest coverage has remained at about the 2.0x–2.5x range, and in 2003 was at 3.0x.

ISA, the dominant electricity transmission company in Colombia, owns and operates roughly 80% of the country's transmission grid. The Republic of Colombia remained ISA's main shareholder with 59% of the shares, while the general public was the second largest with over 25%. Empresas Publicas de Medellin, Empresa de Energia del Pacifico, and Empresa de Energia de Bogota saw their participations drop to 11%, 3%, and 2%, respectively.

Liquidity.
ISA's debt maturities will be repaid with the steady cash flow that its operations generate and with certain refinancings from available lines of credit. For the second half of 2004, ISA does not present significant debt maturities. The company needs to amortize US$5.7 million in foreign currency and US$10.3 million in local currency that will be paid with ISA's cash flow.

ISA has been carrying out operations with hedging instruments (swaps) to be protected against the exchange rate variations of the credits acquired in foreign currency, reducing and stabilizing the effects on the financial results. As of June 2004, 50% of foreign currency debt was covered with swaps, significantly reducing foreign exchange exposure.

The company must maintain certain ratio levels to comply with the covenants imposed under the BIRF, BID, and FEN loan agreements. As of June 2004, the company was in compliance with all financial covenants.

Outlook

The stable outlook reflects ISA's dominance of the transmission market in Colombia and its operation in a proven and stable regulation framework. Standard & Poor's expects that the company will be able to continue presenting satisfactory financial and operational performance. However, any underdevelopment in Colombia could result in a lowering of the rating.

Business Description

ISA, the dominant electricity transmission company in Colombia, owns and operates 80% of the country's transmission grid. ISA's activities include providing connection services to generators, large-end users, distribution companies. The company also offers telecommunication services.

ISA continues to be majority owned by the Republic of Colombia, which holds 59.3% of the outstanding shares. New shareholders hold about 25% of ISA since the company carried out an IPO to Colombian citizens ("ISA: Shares for all") to allow the people of Colombia to purchase shares of the company and strengthen the company institutionally. Actually, the Colombian citizens have 241.4 million shares of ISA. Other large shareholders include Empresas Públicas de Medellin (EPM) with approximately 11%, Empresa de Energia del Pacifico (EPSA) with 3%, and Empresa de Energia de Bogotá (EEB) with 2%.

The government intends to sell 8% of its shares in ISA by the end of this year; however it will continue to maintain the majority of the company (51%). The stake will be offered to what is known as Colombia's solidarity sector, which includes past and present employees of ISA, pension funds, mutual funds, employees' funds, and unions. In the event that offers received from the solidarity sector are not enough to buy all the shares on sale, the government has the option to offer the stake to its investors. Even though the government has been reducing its stake in ISA for the past several years, the government will maintain ISA's control.

Business Profile

Aside from ownership and operation of the majority of the Colombian transmission system, the Colombian government granted ISA the concessions to operate the National Dispatch Center (CND) and the Wholesale Energy Market (MEM). As part of its responsibilities for the CND, the company currently coordinates the dispatch of energy.

Despite participation in several business segments, ISA received about 80% of its consolidated revenues from its transmission service, 9% from connection services, 5% from telecommunications services, and 6% from operating CND and MEM as of the first semester of 2004. ISA has been able to enter into new business (telecommunications) because it is taking advantage of its currently transmission network to provide new services related to its primary business.

Regulation

The Colombian electricity sector operates under Laws 142 and 143 of 1994, which defined a regulatory scheme in order to establish conditions and eliminate vertical integration, separating the fields of transmission, distribution, and generation. These laws also established the Wholesale Market of Electric Energy, which consists of 59 generating agents with a capacity of 11,591 MW (31% thermal and 69% hydraulic), 107 trading agents, 32 distributors, and 11 transmitting agents. The latter has remained the same since 1997 because the market has ingoing barriers.

The key governmental body involved in the energy sector in Colombia is the Ministry of Mines and Energy, which is responsible for the overall policymaking and supervision of the electricity sector in Colombia. It regulates generation, transmission, trading, interconnection, and distribution, and approves generation and transmission programs. The ministry delegates

supervisory authority over the electricity sector to Energy and Gas Regulating Commission (CREG). However, all decisions made by the CREG require a review by the Ministry, but it does not require congressional approval.

Generally, Colombian regulation of the transmission business recognizes ISA's natural monopoly characteristics because it owns most of the transmission lines in the National Transmission System (STN). Income from using the grid is regulated. As of June 2004, 92% of ISA's consolidated revenues came from regulated revenues. There are also unregulated revenues like telecommunications and other services, which represent only 8% of the company's consolidated revenues.

The regulatory framework has been in place since 1999, and it has improved the operation of the system, has unbundled vertically integrated utility functions, and has established a distinct regulatory framework for the generation, trading, distribution, and transmission of electricity, so most of the utilities in operation are operating in just one sector of the market.

Tariff and Revenues

The regulated revenues are based on transmission assets in operation. Remuneration of existing assets (at replacement cost) is based on a 25-year annuity at a 9% rate of return in Colombian pesos (adjusted by the Colombian Producer Price Index), a 5% remuneration on nonelectrical assets, and 2.5% of assets to cover administrative, operating, and maintenance expenses (AOM). This percentage of the remuneration of AOM expenses will require an improvement of transmission companies' operating efficiencies. Thus, revenues are not affected by changes in volume sales or electricity prices since revenues are linked to asset values and their replacement costs.

The government guarantees the expansion of the grid through the Mining and Energy Planning Unit (UPME), which will carry out the bidding process. Thus, tariffs will be the ones offered by the winning bidder.

The CREG has set the calculation of the regulated revenues for the period from 2000-2004. The next year will see a review of the current transmission revenues' calculation, but no major changes are expected. The CREG has mentioned that the changes would be made solely to clarify the definitions and that there are no expected changes in the procedures.

Markets & Competitiveness

During the first semester of 2004, the electricity demand increased 2.58% compared with the same period of 2003. The past 12 months (July 2003--June 2004) saw an increase of 2.59%. Moreover, the GDP has shown an increase of 4.34% and 4.08% as of the last quarter of 2003 and the first quarter of 2004, respectively. There is a high correlation between the Colombian GDP and the demand on electricity. Therefore, going forward, demand is projected to continue growing at an average annual rate of 3.39%-3.62% per year based on the projected growth of the economy.

ISA's primary clients consist of the generator and distribution companies, large-end users, and other traders, which use the STN to buy and sell their products.

The next important revenue, after the transmission revenue, is the business of connecting customers to the grid. These revenues consist of fees paid by

generating companies for the right to transport electricity over the STN and fees paid by traders for energy delivered over the STN. Customers include generators, regional transmission companies, local distribution companies, and large electricity consumers. This activity provides about 9% of consolidated revenues.

ISA's largest competitive strength is its dominance of the transmission network in Colombia. Given the huge capital cost involved in building competing networks, transmission is considered a natural monopoly. ISA's experience in building and operating transmission facilities and the economies of scale developed have helped the company to win new expansion bids. The STN is owned by 11 transmission companies, of which ISA is the largest owning 80% of assets. The next largest company is CORELCA, which owns 11% of transmission assets.

Operations

Despite the fact that that the industry is considered stable, the company's operating risk is fairly high due to the intensive guerrilla attacks network. However, during the first half of 2004 there was a decrease in the number of towers damaged of 46% compared with the same period of the last year (55 versus 102 towers). Even in the midst of these attacks, however, outages represented only 0.31% of demand in 2004. Between 1999 and 2003, there were 1,176 towers damaged by the attacks, but 1,167 towers were fixed (99%). As of 2004, the cost of the fixed towers represented 0.83% of ISA's revenues. In Standard & Poor's opinion, even though these attacks will continue to happen, the cost incurred by the company to fix the damaged towers does not represent a huge cost (about 3% of total revenues for the past five years).

ISA owns and operates 100% of the 500kV lines and substations in the STN and 68% of the 230kV transmission lines and 47% of the substations in the system. The dominance of the transmission network in Colombia has been a competitive advantage for ISA (80% of the country's transmission assets). Revenues for operating the CND and the MEM accounted for approximately 7% of ISA's unconsolidated revenues as of June 2004. In the future, growth will depend mainly on new expansion projects, the acquisition of additional transmission assets, and the possibility of participating in transmission-related services in other countries.

Telecommunications

Although the primary purpose of the network is to ensure the reliable operations of the STN and the CND and to enable the company to administer the wholesale energy market, ISA started offering telecommunications services in 1997, taking advantage of the currently transmission network. Actually, Internexa and Flycom are the two subsidiaries operating in the telecommunication business. Telecommunications revenues represent 5% of consolidated revenues (about US$19 million) during 2003 compared with 2% in 1999. Going forward, growth in this service will depend mainly on the economic recovery of the country.

Future Expansions

ISA won two expansion projects presented by the UPME, which will interconnect the center of the country with the Atlantic Coast, the 230KV-304 kilometer long transmission line, Primavera-Bacatá (UPME01), and 500KV-746 kilometers long Primavera-Bolivar (UPME02). The total investment will be about US$258 million (30% ISA equity, and 70% multilateral credit and export

credit agency). The revenue from these investments is denominated in U.S. dollars, which will be approximately US$40.2 million for the first 10 years, US$11.8 million from 11 to 24 years, and US$44.2 millions for the last year. It is expected that the projects will start operations in October 2007. With these projects, ISA is expanding its network, and will increase its participation in the STN.

In 2003, ISA won a public bid to build and operate 630 kms of transmission lines in Bolivia over the next 30 years. The project will be financed with equity and debt, 31% with equity and 69% with a multilateral credit. With this project, ISA will increase the energy transportation capacity of the country and will extend its presence in the Andean Community.

Operating in Peru and Bolivia through its subsidiaries has provided ISA a partially diversified geographic risk. Also, joining its electricity network with other countries has helped the company to reduce the impact to hydrological cycles.

Accounting Issues

ISA's financial statements are prepared in accordance with accounting rules for public (state-owned) companies, "Plan de contabilidad para entes prestadores de Servicios públicos domiciliarios". The company's financial statements include Interconexión Eléctrica S.A. E.S.P., Transelca S.A. E.S.P., ISA Perú, Red de Energía de Perú S.A, INTERNEXA S.A. E.S.P., and Flycom Comunicaciones S.A. E.S.P. Revenues from the transmission system are recognized during the contractual period and are regulated by the CREG. Other revenues and expenses are recognized when the sales are realized.

Financial Profile

ISA's debt is US$732 million as of year-end 2003. The company is still exposed to variable rates (76% of total debt) in local and foreign denominated currencies. Approximately 34% of the debt was denominated in U.S. dollars and 66% in local currency, showing the same distribution as the past three years. Although the company's leverage is high, its low business risk profile and stable revenues can support this level.

The company's revenue stream and profitability should be stable because of the tariff system. ISA could be affected only as a result of a significant decrease on the replacement value or an increase in the operating costs of the transmission network, which is not expected to happen. In the future, growing electricity demand should enable ISA to grow its asset base and revenues further.

Profitability and cash flow.
For 2003, ISA's revenues increased 22% compared with those of last year, mainly due to the 30% increase in the revenues in transmission service. The company's revenues as of December 2003 were US$357 million, of which 80% are regulated revenues and 20% come from telecommunications services and other activities. In Standard & Poor's opinion, the high percentage of regulated revenues will provide stability to ISA's revenues.

ISA has foreign exchange risk, but this is somewhat mitigated due to the use of hedging instruments, such as forwards and swaps. During 2003, there was an important decrease in exchanges loss expenses due to a revaluation of – 3.02% to US$9 million in 2003 from US$52 million in 2002

Capital expenditures for the next several years will be due mainly to the new projects assigned (UMPE01 and UMPE02). Funds from operations should be adequate for expected capital expenditures and moderate debt maturities in the next several years. ISA's debt maturity in 2004 will be paid with the company's cash flow (US$16 million). FFO interest coverage remains within the range of 2.0x-2.5x.

Capital structure and financial flexibility.
ISA's financial flexibility is somewhat constrained by debt covenants. However, the company has had good access to the local capital markets. In February 2004, the company issued bonds in the local market for CoP250 billion (approximately US$90 million). It also has a supportive regulatory environment and stable revenues.

ISA's debt maturities will be repaid with the steady cash flow that its operations generate and certain refinancing from available lines of credit. EBITDA shows a 20% increase, to US$236 million from US$198 million.

EBITDA margin has remained at about 65% during the past five years, and it is expected to remain at 65%-70% for the next several years.

The company must maintain certain ratio levels to comply with the covenants imposed under the BIRF, BID, and FEN loan agreements. As of August 2004, all financial covenants were in compliance.

Interconexion Electrica S.A. E.S.P. Financial Statistics

	--Year ended Dec. 31--				
(CoP mil.)	**2003**	**2002**	**2001**	**2000**	**1999**
Income statement					
Gross revenues	357	293	289	265	257
EBITDA	236	198	193	167	167
Net income	29	3	42	34	13
EBITDA interest coverage (x)	3.0	3.0	2.7	2.5	2.6
Total debt/EBITDA (%)	3.0	4.4	3.5	4.4	4.8
Cash flow					
Funds from operations (FFO)	233	255	196	197	185
FFO/total debt (%)	32.2	29.4	29.0	26.6	23.4
FFO interest coverage (x)	3.0	2.9	2.2	2.3	2.3
Balance-sheet ratios (%)					
Total debt/total capitalization	42.7	46	41.7	44.5	46.4

Published by Standard & Poor's, a Division of The McGraw-Hill Companies, Inc. Executive offices: 1221 Avenue of the Americas, New York, NY 10020. Editorial offices: 55 Water Street, New York, NY 10041. Subscriber services: (1) 212-438-7280.


The McGraw-Hill Companies


ISA Interconexión Eléctrica S.A. E.S.P.

ADDITION TO OTHER RELEVANT INFORMATION

Subject: Granting of collaterals, bonds and guarantees in favor of third parties

Guarantee for US$914,250 (effective 02/09/2005) was established to secure payment of debt service incurred by REP with Banco Continental and Banco de Crédito de Peru bank syndicate.

GENERAL CONSIDERATIONS FOR GRANTING OF GUARANTEES

According to article 58 of the Company's Articles of Incorporation, the Corporation may not become guarantor of third party's liabilities, except those guaranteeing its affiliate or subsidiary companies up to the percentage of its capital participation, for liabilities incurred by them with financial institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors.

The guarantee mentioned was granted in benefit of ISA's affiliate RED DE ENERGIA DE PERU who received a loan from Banco de Credito del Peru.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

ISA considered appropriate to grant such guarantee to the above-mentioned affiliate in order to reduce the affiliate's financial costs and obtain better contractual terms, all of which inures in improved returns for the affiliate, benefiting ISA directly.

In compliance with the provisions of the Colombian Securities and Exchange Commission, the establishment of guarantees is published as Other Additional Information on ISA's web page: www.ISA.com.co - Code of Good Governance – ISA and its finances- guarantees, are described all guarantees and securities granted by ISA to its affiliates (*sic*).

ISA'S CONSIDERATION FOR GUARANTEEING THE LOANS

ISA's consideration is to ensure the best terms and rates for the loans from multilateral and commercial banking for the long-term financing of the projects undertaken by it.

Regarding ISA's affiliate, it is necessary to mention that as long as it has leverage to obtain adequate financial terms from financers, the projects' return will be enhanced, in turn benefiting ISA, through its dividends and increased investment value.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

EFFECT OF GUARANTEES POSTED ON THE CORPORATION'S FINANCIAL STATEMENTS

The posting of the guarantees has no effect whatsoever on the financial statements of the corporation, since for due control and monitoring, and in compliance with current legal provisions, they are recorded as Creditor Memorandum Accounts and disclosed in the Notes to the Financial Statements in the Company's Annual Report presented to the Stockholders.

Investing more in Life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the Addition to Other Relevant Information.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 18, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


ISA Interconexión Eléctrica S.A. E.S.P.

ADDITION TO OTHER RELEVANT INFORMATION AS OF OCTOBER 6, 2004

GENERAL CONSIDERATIONS FOR GRANTING OF GUARANTEES

According to article 58 of the Company's Articles of Incorporation, the Corporation may not become guarantor of third party's liabilities, except those guaranteeing its affiliate or subsidiary companies up to the percentage of its capital participation, for liabilities incurred by them with financial institutions legally established and under the inspection of competent authorities in Colombia or abroad, prior authorization from the Board of Directors.

The guarantee mentioned was granted in benefit of ISA's affiliate FLYCOM TELECOMUNICACIONES S.A. who has entered into an infrastructure leasing agreement with Leasing de Crédito S.A. Helm Financial Servicies Compañía de Financiamiento Comercial.

ISA's Board of Directors in meeting No. 612 of July 30, 2004 approved granting the guarantee in order to reduce the affiliate's financial costs and obtain better


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

contractual terms, all of which inures in improved returns for the affiliate, benefiting ISA directly.

In compliance with the provisions of the Colombian Securities and Exchange Commission, the establishment of guarantees is published as Other Additional Information on ISA's web page: www.ISA.com.co - Code of Good Governance – ISA and its finances- guarantees, are described all guarantees and securities granted by ISA to its affiliates (*sic*).

ISA'S CONSIDERATION FOR GUARANTEEING THE LOANS

ISA's consideration is to ensure for its affiliate the best terms and rates for the loans from multilateral and other financial market transactions.

EFFECT OF GUARANTEES POSTED ON THE CORPORATION'S FINANCIAL STATEMENTS

The posting of the guarantees has no effect whatsoever on the financial statements of the corporation, since for due control and monitoring, and in compliance with current legal provisions, they are recorded as Creditor Memorandum Accounts and disclosed in the Notes to the Financial Statements in the Company's Annual Report presented to the Stockholders.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Investing more in Life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of the Addition to Other Relevant Information.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 18, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Interconexión Eléctrica S. A. E. S. P.

As of July 31, 2004, service of process for 124 claims has been served, as follows:

Claims for application of CREG Resolutions 077 and 111 of 2000

PLAINTIFF	Resolution(s)	Claims (millions of pesos)		Claims (millions of dollars)	
BETANIA S.A. E.S.P.	077 and 111 of 2000	24	54,598.0	2	24.1
CHIVOR S.A. E.S.P.	077 and 111 of 2000	24	98,338.0	2	32.5
EMGESA S.A. E.S.P.	077 and 111 of 2000	23	184,392.0	2	80.6
TOTAL		**71**	**337,328.0**	**6**	**137.2**

Claims for application of CREG Resolutions 034 and 038 of 2001

PLAINTIFF	Resolution(s)	Claims (millions of pesos)		Claims (millions of dollars)	
PROELECTRICA & CIA. S.C.A. E.S.P.	034 of 2001	16	8,258.6	0	0.0
	034 and 038 of 2001	1	1,035.7	0	0.0
TERMOCANDELARIA S.C.A. E.S.P.	034 of 2001	8	18,027.8	0	0.0
	034 and 038 of 2001	3	3,469.4	0	0.0
TERMOTASAJERO S.A. E.S.P	034 of 2001	3	22,816.2	0	0.0
	034 and 038 of 2001	16	106,032.9	0	0.0
TOTAL		**47**	**159,640.6**	**0**	**0.0**

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in one page of the Updated Summary of Claims.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 18, 2004.

ANA LUCIA
Traductora
Resolución Minj
Noviembre 2

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

INFORMATION FOR THE QUARTER ENDED ON SEPTEMBER 30, 2004

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on July of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the July 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Colombian Stock Exchange
Juan Luis Ramirez Lozano
Director Informacion.
0224 (Juan David Bastidas),1320, 9999
D:\Datos\LuzMarina\Cartas 2004\InfBonos 05 My.doc

We invest more in life – ISA, Energy and Telecommunications


ANA LUCÍA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the July letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 21, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) **DATE OF REPORT:** **MONTH: JULY** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $
No OF TITLES ISSUED:
INITIAL VALUE
SERIES ISSUED
NOMINAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Ministerio 3157

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JULY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIB
Traductora Oficial
Resolución Ministeria

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: JULY** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ____ MONTH ______ YEAR ____

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE [D | M | Y] ENDING DATE [D | M | Y]

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: JULY** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ____ MONTH ______ YEAR _____

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

*** NOTE:** *In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.*

ANA LUCIA URIBE
Traductora Oficial

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME:	INTERCONEXIÓN ELÉCTRICA S.A. ESP		
(1) DATE OF REPORT:	MONTH: JULY	YEAR: 2004	
(3) SUPERVALORES RESOLUTION	No 0403	MONTH JULY	YEAR: 2001

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY __ MONTH ___ YEAR ___

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____
No OF TITLES ISSUED: ____ SERIES ISSUED
INITIAL VALUE ____ NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.



ANA LUCIA URIBE
Traductora Oficial

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on August of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the August 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

Copy: Colombian Stock Exchange, Doctor Juan Luis Ramírez Lozano,- Director Información.
1210 - Doctor Juan David Bastidas Saldarriaga
1320, 9999

We invest more in life – ISA, Energy and Telecommunications



NA LUCIA URIBE
Traductora Oficial
olución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the August letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 21, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: AUGUST YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $
No OF TITLES ISSUED:
INITIAL VALUE
SERIES ISSUED
NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR SIGNATURE
T.P. 43668-T

ANA LUCIA URIBE
Traductora Oficial

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

(1) **ISSUER NAME:** **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

DATE OF REPORT: **MONTH: AUGUST** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $
No OF TITLES ISSUED:
INITIAL VALUE

SERIES ISSUED
NOMINAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

ANA LUCIA URIBE
Traductora Oficial

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: AUGUST YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE
DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____ SERIES ISSUED
No OF TITLES ISSUED: ____ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE [D | M | Y] ENDING DATE [D | M | Y]

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

ANA LUCIA URIBE
Traductora Oficial

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

(1) ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

DATE OF REPORT: **MONTH: AUGUST** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: AUGUST YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY __ MONTH __ YEAR __

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**



ANA LUCIA URIBE
Traductora Oficial

1320-2-

Ms.
LUZ STELLA DÍAZ DE VEGA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

Subject: Information regarding placement of securities as on September of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the September 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

Copy: Colombian Stock Exchange, Doctor Juan Luis Ramírez Lozano,- Director Información.
1210 - Doctor Juan David Bastidas Saldarriaga
1320, 9999

We invest more in life – ISA, Energy and Telecommunications


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the September letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, October 21, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: SEPTEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $
No OF TITLES ISSUED:
INITIAL VALUE

SERIES ISSUED
NOMINAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

ANA LUCIA URIBE
Traductora Oficial

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: SEPTEMBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $
No OF TITLES ISSUED: SERIES ISSUED
INITIAL VALUE NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 2 2004 (D M Y) ENDING DATE 20 2 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: SEPTEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ___ SERIES ISSUED
No OF TITLES ISSUED: ___ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

(1) ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

DATE OF REPORT: MONTH: SEPTEMBER YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______ (9) TOTAL ACCRUED OUTSTANDING: $200.737.404.000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: **INTERCONEXIÓN ELÉCTRICA S.A. ESP**

(1) DATE OF REPORT: **MONTH: SEPTEMBER** **YEAR: 2004**

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY __ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

1320-2-

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN SECURITIES COMMISSION
Avenida el Dorado 68B-85,Torre B, 2nd Floor
Bogotá, D.C.

SUBJECT: Report for third quarter of 2004

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 201, issued by the Colombian Securities Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through September 30, 2004.

We remain at your service for any explanation or additional information on the matter.

Sincerely,

JAVIER G. GUTIÉRREZ P.	JAIRO ALBERTO ALZATE PINO
General Manager	Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1320, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH SEPTEMBER 30, 2004

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	183,359,033,507	1,663,293,151	2,595,964,828	19,349,613,108
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS RECEIVABLE - 1413				
	065	LOANS GRANTED - 1415	32,403,471,306			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	2,983,537,191			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	29,505,611,173			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	47,532,056,376			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	QUOTAS AND SHARES IN PENSION BONDS AND TITLES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	(47,219,142,647)			
	999	SUBTOTAL	248,564,566,905	1,663,293,151	2,595,964,828	19,349,613,108

ATTACHMENT S-19

FORM 181 RESIDENTIAL PUBLIC UTILITIES

ACCOUNTS PAYABLE BY AGES

THROUGH SEPTEMBER 30, 2004

(IN COL PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	695,035,639,000				
	015	FINANCIAL OBLIGATIONS - 230000	568,294,007,000				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	11,951,175,000				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	24,476,000				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	48,505,723,000				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,460,178,000				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	16,934,000				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	2,253,486,000				
	070	ADDED VALUE TAX - IVA - 2445	417,614,000				
	075	ADVANCES RECEIVED - 2450	270,222,000				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	393,852,000				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	54,332,702,000				
	105	**LABOR LIAB. AND EMPLOYEES BENEFITS -250000**	12,244,719,000				
	110	**OTHER BONDS AND SECURITIES ISSUED - 260000**	0				
	115	**ESTIMATED LIABILITIES - 270000**	222,800,341,000				
	120	**OTHER LIABILITIES - 290000**	213,265,413,000				
	999	**TOTAL LIABILITIES**	1,832,266,481,000				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH SEPTEMBER 30, 2004

(IN COL PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 PLEDGED AMOUNT (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	GOODS FOR PUBLIC BENEFIT AND USAGE	
	035	NATURAL AND ENVIRONMENT RESOURCES	
	040	OTHER ASSETS	
	999	**Total Pledged Assets**	0

(*) THE PLEDGED AMOUNT IS BASED ON THE PLEDGED ASSET'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH SEPTEMBER 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 IDENTIFICATION TYPE (1)	Column 02 IDENTIFICATION	Column 03 No. OF SHARES OWNED	
01	001	MINISTRY OF FINANCES AND PUBLIC CREDIT	2	8999990902	569,472,561	58.219%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P.	2	8909049961	102,582,317	10.487%
	003	EMPRESA DE ENERGIA DEL PACIFICO S.A. E.S.P. EPSA	2	8002498601	27,876,828	2.850%
	004	EMPRESA DE ENERGIA DE BOGOTA	2	8002297390	19,221,825	1.965%
	005	MANDATORY PENSION FUND PROTECCION	2	8999990823	17,535,441	1.793%
	006	PENSION FUND HORIZONTE	2	8002279406	12,579,059	1.286%
	007	MANDATORY PENSION FUND COLFONDOS	2	8002319671	10,294,784	1.052%
	008	PENSION FUND SANTANDER	2	8002248278	5,846,158	0.598%
	009	MANDATORY PENSION FUND PORVENIR	2	8002248088	3,073,373	0.314%
	010	FIDUCOLOMBIA - ISA ADR PROGRAM	2	8301393701	2,637,500	0.270%
	011	PENSION FUND PROTECCION	2	8001982815	2,414,304	0.247%
	012	INVESTMENT FUND ACCION	2	8001759243	1,950,000	0.199%
	013	SUBFUND PENSIOENFONDS PGGM	2	8300180333	1,771,193	0.181%
	014	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	1,553,537	0.159%
	015	EMERGING MARKETS INVR OMNIBUS	2	8002180292	1,490,953	0.152%
	016	CENTRAL HIDROELECTRICA DE CALDAS	2	8908001286	1,460,366	0.149%
	017	PENSION AND SEVERANCE PAYS FUND COLFONDOS	2	8001986445	1,384,697	0.142%
	018	THE GENERAL MOTORS EMPLOYES GLOBAL GROUP	2	8002147585	1,215,806	0.124%
	019	MANDATORY PENSION FUND SKANDIA S.A.	2	8002530552	1,210,291	0.124%
	020	LA MERCED REAL ESTATE	2	8110127603	1,145,000	0.117%
	021	Total Repurchased Shares			17,820,122	1.822%
	090	Other shareholders with less participation			173,625,690	17.750%
	999	Subtotal Ordinary Shares			**978,161,805**	100.0%
02	001	Shareholder with preferred dividend 1				
	002	Shareholder with preferred dividend 2				
	....	....				
	020	Shareholder with preferred dividend 20				
	021	REPURCHASED PREFERRED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Preferred Shares without Voting Right				
03	001	Shareholder with priviledged shares 1				
	002	Shareholder with priviledged shares 2				
	....	....				
	020	Shareholder with priviledged shares 20				
	021	REPURCHASED PRIVILEDGED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Priviledged Shares				
04	999	Total Outstanding Shares			**960,341,683**	
05	999	TOTAL REPURCHASED SHARES			**17,820,122**	

(*) 1 ID 2 ID for Taxation Purposes - 9 Other

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH SEPTEMBER 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
						ACCIONES						
			I.D. TYPE (1)	INDENTIFICATION (2)	RELATION TYPE (3)	ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% de part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	371,661	0	0	371,661	65.00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	107,401	0	0	107,401	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	18,522	0	0	18,522	75.04	0	0
	004	ISA-PERU	2	20501844986	F	15,001	0	0	15,001	28.07	0	0
	005	REP	2	2050464504	F	88,102	0	0	88,102	30.00	0	0
	006	ISA-BOLIVIA	2	10772588	F	11,178	0	0	11,178	51.00	0	0
	....	....										
	050	Company 50										
	090	**Other Companies**										
	999	**Net Total**				611,865			611,865			

NOTE: (1) *The identification type corresponds* to the statement in Record Type-8

(2) **Relation of companies where the issuer owns more that 10% of the shares or quotas and parts of social interest of such companies including reappraisals.**

(3) **F: Affiliate, S: Subsidiary, C: Commercial**

($) **The amount must be reported in Colombian pesos**

The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT THROUGH SEPTEMBER 31, 2004

(COP THOUSANDS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JULY	AUGUST	SEPT
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATING INCOME	67,312,286	67,870,233	54,121,955
	010	PAYMENTS TO SUPPLIERS	4,037,692	4,333,096	3,965,431
	015	PAYMENTS FOR WAGES, SALARIES, AND BENEFITS	4,385,053	4,291,157	5,719,504
	020	PAYMENTS FOR PRODUCTION EXPENSES	0	0	0
	025	PAYMENTS FOR ADMINISTRATION EXPENSES	9,321,284	5,636,395	11,078,757
	030	PAYMENTS FOR SALES EXPENSES	3,393,967	2,717,889	2,720,258
	090	OTHER OPERATING INCOME	16,616,748	321,875	512,217
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	70,222,697	58,264,556	37,835,911
02	005	INVESTMENTS IN PROPERTIES, PLANT AND EQUIPMENT	1,272,992	2,594,323	1,900,835
	010	INCOME FROM SALE OF PROPERTIES, PLANT AND EQUIPMENT	70,191	103,257	960
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	(1,202,801)	(2,491,066)	(1,899,875)
03	005	INVESTMENT IN SHARES AND SOCIAL INTEREST INSTALLMENTS	1,365,524	1,333,635	2,587,128
	010	INCOME FROM SALE OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	842,719	408,443	476,820
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	(522,805)	(925,192)	(2,110,308)
04	999	**TOTAL NET CASH USED FOR INVESTMENTS**	(1,725,606)	(3,416,258)	(4,010,183)
05	005	NEW DEBT ISSUANSES	0	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENTS ON DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	0	0	0
	025	INSTALLMENTS PAID ON LOANS' PRINCIPAL	47,200,991	30,737,171	7,500,000
	030	INTEREST PAID ON LOANS	15,282,157	16,192,760	681,717
	035	ISSUE OF SHARES	40,802	3,771	4,827
	040	DIVIDENDS PAYED	23,049,178	0	0
	999	SUBTOTAL (CASH FOR FINANCING)	(85,491,524)	(46,926,160)	(8,176,890)
06	005	CASH INCOME FOR OTHER CONCEPTS	238,692,748	223,052,685	177,365,196
	010	CASH OUTAGES FOR OTHER CONCEPTS	254,246,351	236,260,365	164,897,291
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	(15,553,603)	(13,207,680)	12,467,905
07	999	**TOTAL CASH NET INCREASE**	(32,548,036)	(5,285,542)	38,116,743
08	005	BEGINNING CASH	144,276,342	111,728,306	106,442,764
09	005	END CASH	111,728,306	106,442,764	144,559,507

NOTE: *Cash flow executed on quarter reported must be reported.*

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported

ATTACHMENT S-24

FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR

GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS THROUGH SEPTEMBER 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	ORDINARY SHARES	72,825	960,341,683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHTS	0	0
	999	TOTAL	72,825	960,341,683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.90	15.16
	010	% THAT REPRESENTS COMPANIES	1.10	84.84
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.35	0.09
	010	% THAT REPRESENTS LOCAL INVESTORS	99.65	99.91
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	1.25	82.73
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98.50	15.11
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.25	2.16
	999	TOTAL	100.00	100.00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	72,823	288,286,805
	010	3.01 % - 10.00 %	0	0
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	72,825	960,341,683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	39,719	23,905,314
	010	1001-5000	28,065	55,105,847
	015	5001-10000	2,940	19,713,665
	020	10001-50000	1,822	34,514,039
	025	50001-100000	153	10,441,842
	030	100001-500000	86	15,593,899
	035	MORE THAN 500000	40	801,067,077
	999	**TOTAL**	72,825	960,341,683

ATTACHMENT S-25

FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON EQUITY
AND OTHER ENTRIES THROUGH SEPTEMBER 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	SHARE NOMINAL VALUE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2,516.49
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1,546.97
	020	PROFIT PER SHARE	115.47
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	92,192,801,568
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	
	015	DECREED DIVIDEND VALUE OF PREFERED DIVIDEND SHARES	
	999	DECREED DIVIDENDS TOTAL VALUE	92,192,801,568
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	96
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	
	015	PERIODICITY OF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	May 22, 2004
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	
	040	DIVIDEND VALUE PER PRIVILEDGED SHARE	
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	
04	005	TOTAL NUMBER OF EMPLOYEES	792
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	69,234,960,503
06	005	% USAGE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	
	010	CASH PURCHASES IN FOREIGN MARKETS	
	015	CREDIT PURCHASES IN LOCAL MARKET	
	020	CREDIT PURCHASES IN FOREIGN MARKETS	
	999	TOTAL PURCHASES	
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	
	010	CASH SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	538,873,036,531
	020	CREDIT SALES AND/OR SERVICES RENDERED IN FOREIGN MARKETS	
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	538,873,036,531
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	20,423,878,000
	010	LIQUIDITY MGMNT. INVESTMENTS - VARIABLE YIELD -1202	22,100,770,000
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	0
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	0
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0
	999	SUBTOTAL, INVESTMENTS	**42,524,648,000**
02 ACCOUNTS RECEIVABLE	005	CURRENT FISCAL YEAR 1305	0
	010	PREVIOUS FISCAL YEAR - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR ACCOUNTS RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL ACCOUNTS RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	206,967,905,000
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	18,505,054,000
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	PAYMENTS IN ADVANCE DISBURSED - 1420	2,781,519,000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	20,222,324,000
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GUARANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	41,304,739,000
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	(47,219,143,000)
	999	SUBTOTAL DEBTORS	**242,562,398,000**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVEN IN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN RENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	025	NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	0
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	8,981,211,000
	010	DEFFERED CHARGES - 1910	67,606,394,000
	015	PROJECTS AND IMPROVEMENTS IN THIRD-PARTIES PROPERTY - 1915	0
	020	ASSETS GIVEN TO THIRD PARTIES - 1920	0
	025	ACCUMULATED AMORTIZATION OF ASSETS GIVEN TO THIRD PARTIES (CR) -1925	0
	030	ASSETS AND RIGHTS IN SECURITIZATION PROCESSES - 1926	0
	035	ASSETS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION FOR ASSETS RECEIVED IN PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	ASSETS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF ASSETS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	CULTURAL AND ARTISTIC ASSETS - 1960	0
	075	PROVISION FOR CULTURAL AND ARTISTIC ASSETS (CR) - 1965	0
	080	INTANGIBLES - 1970	0
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0
	090	PRINCIPAL AND SUBORDINATE - 1995	0
	095	ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH - 1996	0
	100	PROVIS. FOR ASSETS AND RIGHTS FROM MANAGEMENT RESEARCH (CR) - 1997	0
	105	REAPPRAISALS - 1999	0
	999	SUBTOTAL OTHER ASSETS	**76,587,605,000**
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	**0**
08 PUBLIC CREDIT OPERATIONS	005	SHORT TERM INTERNATL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING THE FISCAL YEAR -2202	0
	010	SHORT TERM INTERNAL PUBLIC INDEBTEDNESS - 2203	0
	015	SHORT-TERM GOVERNMENTAL LOANS FOR AMORTIZATION DURING THE FISCAL YEAR-2240	0
	020	SHORT-TERM GOVERNMENTAL LOANS -2241	0
	025	LONG-TERM GOVERNMENTAL LOANS FOR AMORTIZATION DURING THE FISCAL YEAR - 2245	0
	030	LONG-TERM GOVERNMENTAL LOANS 2246	0
	035	INTEREST FOR SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING THE FISCAL YEAR -2260	0
	040	INTEREST FOR SHORT TERM INTERNAL PUBLIC INDEBTEDNESS -2261	0
	045	INTEREST FOR LONG TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING THE FISCAL YEAR -2262	0
	050	INTEREST FOR LONG TERM INTERNAL PUBLIC INDEBTEDNESS -2263	0
	055	INTEREST FOR SHORT-TERM GOVERNMENTAL LOANS FOR AMORTIZATION DURING THE FISCAL YEAR -2266	0
	060	INTEREST FOR SHORT-TERM GOVERNMENTAL LOANS. -2267	0
	065	INTEREST FOR LONG-TERM GOVERNMENTAL LOANS FOR AMORTIZATION DURING THE FISCAL YEAR- 2268	0
	070	INTEREST FOR LONG-TERM GOVERNMENTAL LOANS - 2269	504,661,000
	075	FEES FOR SHORT TERM INTERNAL PUBLIC INDEBTEDNESS FOR AMORTIZATION DURING THE FISCAL YEAR. - 2280	0
	080	FEES FOR SHORT TERM INTERNAL PUBLIC INDEBTEDNESS -2281	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH SEPTEMBER 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	085	FEES FOR SHORT-TERM GOVERNMENTAL LOANS FOR AMORTIZATION DURING THE FISCAL YEAR-2286	0
	090	FEES FOR SHORT-TERM GOVERNMENTAL LOANS - 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**504,661,000**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	183,617,844,000
	015	CREDITS TAKEN BY THE NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS PAID FOR LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS PAID FOR CREDITS OBTAINED -2322	22,732,431,000
	035	INTERESTS PAID FOR FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**206,350,275,000**
010 ACCOUNTS PAYABLE	005	ACQUISITION OF LOCAL GOODS AND SERVICES - 2401	11,951,175,000
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF FOREIGN GOODS AND SERVICES - 2406	24,476,000
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	EQUITY TO BE PAID TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	48,505,723,000
	035	GRANTED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	2,460,178,000
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	16,934,000
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	2,253,486,000
	055	VALUE ADDED TAX - VAT - 2445	417,614,000
	060	PAYMENTS IN ADVANCE RECEIVED - 2450	270,222,000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0
	070	LEGAL CREDITS - 2460	0
	075	PRICES TO BE PAID - 2465	0
	080	MANAGEMENT OF THE INTEGRAL SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	54,332,702,000
	999	SUBTOTAL ACCOUNTS PAYABLE	**120,232,510,000**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	10,836,872,000
	010	RETIREMENT PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN RETIREMENT PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**10,836,872,000**
012 BONDS	005	RETIREMENT AND PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	110,906,070,000
	010	ANTICIPATED INCOME RECEIVED - 2910	3,961,977,000
	015	DEFERRED CREDITS -2915	5,377,711,000
	020	OPERATIONS WITH THE GUARANTEE FUND - FOGAFIN - 2921	0
	025	OPERATIONS WITH THE GUARANTEE FUND - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT RESEARCH - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**120,245,758,000**

INTERCONEXIÓN ELÉCTRICA S. A. E.S.P.

Income Statement (Preliminary/Non Audited)

Up to September 30, 2004

(Figures Expressed in Million Colombian Pesos)

	SEPTEMBER 2004	SEPTEMBER 2003	VARIATION $	%
OPERATING INCOME				
Electricity Transmission Services		396,279	12,795	3%
FAER (Fund for Rural Areas Electrification)	25,829	5,607	20,221	361%
Connection Charges		34,346	6,007	17%
Dispatch and Coordination		15,505	1,340	9%
Wholesale Energy Market Services		11,353	7,398	65%
Telecommunications		7,513	1,612	21%
Other Services		11,192	7,705	69%
	538,873	**481,795**	**57,078**	**12%**
COST OF SALES AND OPERATING EXPENSES				
Operating Costs and Administrative Expenses		114,528	23,457	20%
Cost of Sales of Goods and Services (From Other Services)		5,251	3,778	72%
FAER (Fund for Rural Areas Electrification)	25,330	18,482	6,847	37%
	172,342	**138,260**	**34,082**	**25%**
Depreciation & Amortizations		70,501	3,532	5%
Provisions		8,217	4,135	50%
Transferences		1,794		
TOTAL COST OF SALES AND OPERATING EXPENSES		**218,773**	**41,749**	**19%**
Gross Operating Product		**263,022**	**15,525**	**6%**
Non-Operating Income				
Financial		7,053	6,858	97%
Exchange Difference		10,206	(10,206)	-100%
		17,259	**(3,348)**	**-19%**
Equity Share in Affiliates		16,235	(6,434)	-40%
Other Income		11,892	(2,871)	-24%
		28,127	**(9,305)**	**-33%**
TOTAL NON-OPERATING INCOME		**45,386**	**(12,653)**	**-28%**
Non-Operating Expenses				
Financial		125,573	(19,721)	-16%
Exchange Difference		26,832	(20,636)	-77%
		152,404	(40,356)	-26%
Equity Share in Affiliates		5,409	1,211	22%
Other Expenses and Agreement with Internexa		34,569	(6,809)	-20%
TOTAL NON-OPERATING EXPENSE		**192,382**	**(45,955)**	**-24%**
Income before inflation adjustments		**116,026**	**48,827**	**42%**
Monetary Correction		-		**100%**
Income before Income Taxes		**116,026**	**48,827**	**42%**
Provision for Income Taxes Payment		**64,887**	**(10,920)**	**-17%**
NET INCOME		**51,139**	**59,747**	**117%**

INTERCONEXIÓN ELÉCTRICA S.A. "E.S.P."
BALANCE SHEET
SEPTEMBER 30, 2004
(Figures expressed on Colombian Pesos Million)

	SEPT 2004	DEC 2003	VARIATION	% VAR.
ASSETS				
CURRENT ASSETS				
Cash	**123,877**	**140,988**	**(17,111)**	**-12%**
Short Term Investments	**20,683**	**15,227**	**5,456**	**36%**
Accounts Receivable				
Accounts Receivable from Clients	165,309	161,914	3,395	2%
Granted Loans	18,505	10,861	7,644	70%
Advances and Prepayments	22,998	1,849	21,150	1144%
Interest on Account Receivables	21,798	16,123	5,675	35%
Documents for Collection	0	709	(709)	-100%
Other Account Receivables	19,507	35,818	(16,311)	-46%
	248,117	**227,274**	**20,842**	**9%**
Provision Accounts Receivable	**-47,219**	**-40,639**	**(6,580)**	**16%**
Accounts Receivable, net	**200,898**	**186,635**	**14,263**	**8%**
Other Assets	**0**	**0**	**-**	
Inventories	**1,249**	**634**	**615**	**97%**
Prepaid expenses	**16,960**	**36,694**	**(19,733)**	**-54%**
TOTAL CURRENT ASSETS	**363,667**	**380,177**	**-16,511**	**-4%**
N-CURRENT ASSETS				
Property, plant & equipment				
In service				
Land	10,518	10,519	(2)	0%
Transmission Plants & Telcos	776,481	775,098	1,382	0%
Network, Lines & Cables	862,033	860,481	1,552	0%
Machinery & Equipment	47,219	47,274	(55)	0%
Other operating assets	66,185	65,744	441	1%
Inflation Adjustments	1,226,032	1,227,099	(1,067)	0%
	2,988,467	**2,986,215**	**2,252**	**0%**
Cummulative Depreciation	**-412,668**	**-367,195**	**(45,473)**	**12%**
Inflation Adjments Cummulative Depreciation	**-514,615**	**-493,025**	**(21,591)**	**4%**
Provisions	**-4,416**	**0**	**(4,416)**	
	2,056,767	**2,125,996**	**(69,228)**	**-3%**
Building & Assambling	14,950	8,413	6,537	78%
In Transit	0	0	-	
In Deposit	422	422	-	0%
Inflation Adjustments	145	617	(473)	-77%
Total Property, plant & Equipment	**2,072,284**	**2,135,448**	**(63,163)**	**-3%**
Investments	543,486	584,918	(41,433)	-7%
Inflation Adjustments Investments	42,271	42,271	-	0%
Granted Loans	13,898	13,365	533	4%
uments for Collection	47,887	55,359	(7,472)	-13%
Long Term Inventories	59,617	57,829	1,789	3%
Prepaid expenses	9,491	11,294	(1,803)	-16%
Other Assets				
Goods received in Leasing	0	0	-	
Inflation Adjustments	0	0	-	
Cummulative Depreciation	0	0	-	

	0	0	-	
Intangibles (Net)	56,079	59,193	(3,114)	-5%
Diferred Charges	97,025	44,067	52,958	120%
Charge for Monetary Correction Diferred	0	0	-	
Other	12,177	67	12,110	18013%
Total Other Assets	**165,281**	**103,327**	**61,954**	**60%**
TOTAL NON-CURRENT ASSETS	**2,954,215**	**3,003,810**	**-49,595**	**-2%**
INCREASE OF VALUE				
From Investments	84	0	84	
From Property, plant & Equipment	930,994	930,994	-	0%
Total Valuations	**931,078**	**930,994**	**84**	**0%**
TOTAL ASSETS	**4,248,960**	**4,314,981**	**(66,022)**	**-2%**
Accounting Entry Debtors	**963,731**	**1,028,350**	**(64,619)**	**-6%**
Accounting Entry Creditors	**1,182,118**	**1,205,614**	**(23,495)**	**-2%**

	SEPT 2004	DEC 2003	VARIATION	% VAR.
SHAREHOLDERS EQUITY & LIABILITIES				
CURRENT LIABILITIES				
Financial Liabilities	183,618	328,388	(144,770)	-44%
Accounts Payable				
Suppliers & Contractors	11,976	17,107	(5,131)	-30%
Contractors	0	0	-	
Financial Expenses to pay	23,237	32,082	(8,845)	-28%
Dividends Payable	46,097	38,070	8,027	21%
Taxes & Contributions	5,148	4,612	536	12%
Other creditors	2,857	17,310	(14,453)	-83%
	89,315	**109,182**	**(19,867)**	**-18%**
Labor Liabilities				
Wages and Employees' Benefits	10,837	5,984	4,853	81%
Retirement Pensions	8,443	8,443	-	0%
	19,280	**14,427**	**4,853**	**34%**
Estimated Liabilities	109,773	54,553	55,220	101%
Other Liabilities	118,514	237,409	(118,894)	-50%
TOTAL CURRENT LIABILITIES	**520,500**	**743,958**	**-223,458**	**-30%**
LONG TERM LIABILITIES				
Financial Liabilities	**440,737**	**625,966**	**(185,229)**	**-30%**
Bonds	**615,737**	**361,716**	**254,022**	**70%**
Labor Liabilities				
Wages and Employees' Benefits	1,408	843	565	67%
Retirement Pensions	104,585	92,922	11,662	13%
	105,992	**93,765**	**12,227**	**13%**
Credit by Deferred Monetary Correction	**0**	**0**	**-**	
Other Liabilities	**149,299**	**92,469**	**56,830**	**61%**
TOTAL LONG TERM LIABILITIES	**1,311,766**	**1,173,916**	**137,850**	**12%**
TOTAL LIABILITIES	**1,832,266**	**1,917,874**	**(85,608)**	**-4%**
SHAREHOLDERS EQUITY				
Subscribed and Paid-in Capital				
Authorized Capital	35,000	35,000	-	0%
Capital to be subscribed	-2,916	-2,916	-	0%

	32,084	**32,084**	**0**	**0%**
Capital Surplus				
Premium on Shares Placement	333,154	332,744	410	0%
Receivables from Governmental entities	17,381	17,381	-	0%
	350,535	**350,125**	**410**	**0%**
Reserves				
Mandatory Reserves	69,268	16,042	53,227	332%
Legal Reserves	12,502	12,502	-	0%
Occasional Reserves	99,717	158,095	(58,377)	-37%
Repurchase of Shares	79,482	79,482	-	0%
- Own Shares Repurchased	-32,882	-27,776	(5,107)	18%
	228,088	**238,345**	**(10,257)**	**-4%**
Return on the Fiscal Year	**110,886**	**81,453**	**29,433**	**36%**
Returns from previous fiscal year		**0**		
Surplus Under Equity Method	**111,484**	**111,484**	**-**	**0%**
Equity's Surplus	**652,539**	**652,539**	**-**	**0%**
Surplus for Valuation				
Investments Valuation	84	84	-	0%
Revaluation of Assets	930,994	930,994	-	0%
	931,078	**931,078**	**-**	**0%**
TOTAL EQUITY	**2,416,693**	**2,397,107**	**19,586**	**1%**
TOTAL LIABILITIES & EQUITY	**4,248,960**	**4,314,981**	**(66,022)**	**-2%**
Accounting Entry Debtors	**963,731**	**1,028,350**	**(64,619)**	**-6%**
Accounting Entry Creditors	**1,182,118**	**1,205,614**	**(23,495)**	**-2%**

	SEPT 2004	DEC 2003	VARIATION	% VAR.
ASSETS				
CURRENT ASSETS	363,667	380,177	(16,511)	-4%
NON-CURRENT ASSETS	2,954,215	3,003,810	(49,595)	-2%
VALUATIONS	931,078	930,994	84	0%
TOTAL ASSETS	**4,248,960**	**4,314,981**	**(66,022)**	**-2%**
LIABILITIES				
CURRENT LIABILITIES	520,500	743,958	(223,458)	-30%
LONG TERM LIABILITIES	1,311,766	1,173,916	137,850	12%
TOTAL LIABILITIES	1,832,266	1,917,874	(85,608)	-4%
EQUITY				
CAPITAL AND SURPLUS	382,619	382,209	410	0%
RESERVES	228,088	238,345	(10,257)	-4%
RETURN ON THE FISCAL YEAR	110,886	81,453	29,433	36%
RETURN ON THE PREVIOUS FISCAL YEAR		-		
SURPLUS UNDER EQUITY METHOD	111,484	111,484	-	0%
EQUITY'S SURPLUS	652,539	652,539	-	0%
SURPLUS FOR VALUATION	931,078	931,078	-	0%
TOTAL EQUITY	2,416,693	2,397,107	19,586	1%
LIABILITIES & EQUITY	**4,248,960**	**4,314,981**	**(66,022)**	**-2%**